SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         U.S. TIMBERLANDS COMPANY, L.P.
                       (Name of Subject Company (issuer))

                 U.S. Timberlands Acquisition Co., LLC - Offeror
            U.S. Timberlands Holdings Group, LLC - Parent of Offeror
             John M. Rudey - Controlling Member of Parent of Offeror
                     (Name of 14d-1 and 13e-3 Filing Persons
            (identifying status as offeror, issuer or other person))

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                  John M. Rudey
                      Chief Executive Officer and President
                      U.S. Timberlands Holdings Group, LLC
                         625 Madison Avenue, Suite 10-B
                            New York, New York 10022
                            Telephone: (212) 755-1100
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Martin Nussbaum, Esq.
                            Scott M. Zimmerman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 973-0111

                            CALCULATION OF FILING FEE
                Transaction valuation*        Amount of filing fee
                      $25,425,954                  $2,339.19

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,475,318 Common Units, at a price of $3.00 per Common Unit, in cash. Such number of Common Units represents all of the Common Units outstanding as of November 15, 2002, less the Common Units already beneficially owned by the Buyer and its affiliates, plus the number of Common Units underlying options outstanding as of such date, less the number of Common Units underlying such options that are already beneficially owned by the Buyer and its affiliates.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,237.19 on November 15, 2002, $102.00 on January 6, 2003
      Form or Registration No.: Schedule TO-T, Schedule TO-T/A
      Filing Party: U.S. Timberlands Acquisition Co., LLC
      Date Filed: November 15, 2002, January 6, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transaction to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |X|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on November 15, 2002, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on January 6, 2003 (as amended and supplemented, the "Schedule TO") by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") (a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings") of which John M. Rudey is the controlling member), Holdings and Mr. Rudey. Mr. Rudey is also the Chairman of the Board, Chief Executive Officer and President of U.S. Timberlands Services Company, L.L.C. (the "General Partner"), the general partner of U.S. Timberlands Company, L.P. (the "Company"). The Schedule TO relates to the offer by the Buyer to purchase all of the outstanding common units of the Company (the "Common Units") not owned by Holdings, the Buyer, the General Partner or their affiliates at a purchase price of $3.00 per Common Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits 99(a)(1) and 99(a)(2), respectively, to the Schedule TO. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

      Unless otherwise stated below, the information set forth in the Schedule TO and the preliminary version of the Offer to Purchase, attached hereto as
Exhibit 99(a)(11), including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Amendment No. 2 to Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO. You should read this Amendment No. 2 to Schedule TO together with the Schedule TO filed with the SEC on November 15, 2002, as amended by Amendment No. 1 to Schedule TO filed with the SEC on January 6, 2003.

ITEM 7.

      Item 7 is hereby amended and supplemented by adding the following information:

      a. Set forth below are audited balance sheets of U.S. Timberlands Yakima, LLC ("Yakima") as of December 31, 2001 and 2000 and the related audited statements of operations, redeemable preferred member interest and members' equity and cash flows for the years then ended.

                          U.S. TIMBERLANDS YAKIMA, LLC
                          AUDITED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

Independent Auditors Report ...................................................1

Financial Statements:
   Balance Sheets as of December 31, 2001 and 2000 ............................2
   Statements of Operations for the, years ended
     December 31, 2001 and 2000................................................3
   Statements of Redeemable Preferred Member Interest and
     Members' Equity for the years ended December 31, 2001 and 2000............4
   Statements of Cash Flows for the years ended December 31, 2001 and 2000.....5
   Notes to Financial Statements...............................................6

Eisner                                         Eisner LLP
                                               Accountants and Advisors

                                               750 Third Avenue
                                               New York, NY 10017-2703
                                               Tel 212.949.8700 Fax 212.891.4100
                                               www.eisnerilp.com
To the Board of Directors and Members of U.S. Timberlands Yakima, LLC

We have audited the accompanying balance sheets of U.S. Timberlands Yakima, LLC as of December 31, 2001 and 2000, and the related statements of operations, redeemable preferred member interest and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of U.S. Timberlands Yakima, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

/s/ Eisner LLP

New York, New York
February 1, 2002, except for Note 11, as to which the date is June 21, 2002

U.S. Timberlands Yakima, LLC

Balance Sheets

                                                            December 31,
                                                    ----------------------------
                                                        2001            2000
                                                    ------------    ------------
                           ASSETS
Current assets:
     Cash and cash equivalents
       (including restricted cash
       of $1,817,902 at December 31, 2001)          $  3,824,949     $   434,434
     Accounts receivable                               1,727,584       1,574,851
     Receivable from preferred member                                  1,109,516
     Notes receivable                                                    760,774
     Other current assets                                226,807           7,451
                                                    ------------     -----------

         Total current assets                          5,779,340       3,887,026

Timber and timberlands, net                          103,964,371      70,422,986
Equipment, net                                            52,700          67,150
Restricted cash                                        6,809,182
Interest rate cap agreements                           1,972,500         158,500
Deferred financing costs, net                          3,758,653         525,000
                                                    ------------     -----------
                                                    $122,330,746     $75,060,662
                                                    ============     ===========
LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
     Current portion of bank credit
       facility                                                      $10,000,000
     Accounts payable and accrued
       expenses                                     $  1,613,534       1,195,216
     Current portion of other
       long-term debt                                    269,000
                                                    ------------     -----------

         Total current liabilities                     1,882,534      11,195,216

Long-term debt - credit facility,
  less current portion
                                                      86,500,000      42,807,000
                                                    ------------     -----------
Other long-term debt, less
  current portion                                      1,935,144

Commitments and contingencies

Redeemable preferred member
  interest                                            32,019,068      20,294,550

Members' equity:
     Common members' interest                                  0         763,896
                                                    ------------     -----------
                                                    $122,336,746     $75,060,662
                                                    ============     ===========

See notes to financial statements.

U.S. Timberlands Yakima, LLC

Statements of Operations

                                                      Year Ended December 31,
                                                   ----------------------------
                                                       2001            2000
                                                   ------------    ------------
Revenues:
   Log, timber deed and stumpage
     sales, including $4,500,000
     (2001) and $1,300,000 (2000)
     to preferred member                            $13,531,028     $25,232,401
   By-products and other                                 42,839         373,565
                                                    -----------     -----------

                                                     13,573,867      25,605,966
                                                    -----------     -----------
Cost of products sold:
   Cost of timber harvested                           5,406,284       9,052,747
   Depletion, depreciation
     and road amortization                            5,046,941       6,535,256
                                                    -----------     -----------

                                                     10,453,225      15,588,003
                                                    -----------     -----------

         Gross profit                                 3,120,642      10,017,963

Operating, general and administrative
  expenses                                            3,081,638       1,368,194
                                                    -----------     -----------

         Operating income                                39,004       8,649,769

Other income (expense):
   Interest expense                                  (4,653,795)     (5,586,658)
   Amortization of deferred
     financing fees                                    (637,382)       (401,500)
   Interest income                                       51,637         138,181
   Miscellaneous income                                  23,631          15,283
                                                    -----------     -----------
                                                    $(5,215,909)     (5,834,694)
                                                    ===========     ===========

(Loss) income before cumulative
   effect of accounting change                       (5,176,905)      2,815,075

Cumulative effect of accounting change                 (151,742)
                                                    -----------     -----------
Net income (loss)                                   $(5,328,647)    $ 2,815,075
                                                    ===========     ===========


See notes to financial statements

U.S. Timberlands Yakima, LLC

Statements of Redeemable Preferred Member Interest and Members' Equity

                                                      Redeemable
                                                       Preferred       Common
                                                        Members        Members'
                                                       Interest        Equity
                                                      ----------      ---------
Balance, December 31, 1999                            $18,243,371     $       0
   Recapture of loss allocated to
     preferred interest                                   607,429
   Guaranteed return to preferred
     interest                                           1,443,750
   Balance of net income                                                763,896
                                                      -----------     ---------
Balance, December 31, 2000                             20,294,550       763,896
   Timberlands and related cutting
     rights contributed                                16,289,269
   Net loss                                            (4,564,751)     (763,896)
                                                      -----------     ---------
Balance, December 31, 2001                            $32,019,068     $       0
                                                      ===========     =========

See notes to financial statements.

U.S. Timberlands Yakima, LLC

Statements of Cash Flows

                                                      Year Ended December 31,
                                                   -----------------------------
                                                        2001            2000
                                                   --------------   ------------
Cash flows from operating activities:
   Net income (loss)                               $ (5,328,647)    $ 2,815,075
   Adjustments to reconcile net
     income (loss) to net cash
     provided by operating activities:
       Depreciation, depletion and
         amortization                                 5,046,941       6,535,256
       Amortization of deferred financing
         fees                                           637,382         401,500
       Accretion of discount on other
         long-term debt                                  25,844
       Cumulative effect of accounting
         change                                         151,742
       Fair value adjustment of interest
         rate cap agreement                             303,758
       Changes in:
         Accounts receivable                           (152,733)     (1,554,433)
         Other current assets                          (219,356)         24,315
         Receivable from preferred member             1,109,516      (1,109,516)
         Notes receivable                               760,774        (760,774)
         Accounts payable and accrued
           expenses                                     418,318       1,069,991
         Advance payment from customer                               (5,485,591)
                                                   ------------     -----------
           Net cash provided by operating
             activities                               2,753,539       1,935,823
                                                   ------------     -----------
Cash flows from investing activities:
   Acquisition of timber and timberlands,
     principally from preferred member              (22,282,012)     (3,077,563)
   Purchase of equipment                                 (2,595)        (47,307)
                                                   ------------     -----------
           Net cash used in investing
             activities                             (22,284,607)     (3,124,870)
                                                   ------------     -----------
Cash flows from financing activities:
   Proceeds from long-term debt                      86,500,000
   Payments of other long-term debt                     (91,200)
   Payments made on bank credit facility            (52,807,000)     (7,193,000)
   Deferred financing fees                           (3,871,035)       (260,000)
   Restricted cash, noncurrent portion               (6,809,182)
                                                   ------------     -----------
           Net cash provided by (used in)
             financing  activities                   22,921,583      (7,453,000)
                                                   ------------     -----------
Net increase (decrease) in cash, cash
  equivalents and restricted cash
                                                      3,390,515      (8,642,047)
Cash, cash equivalents and restricted
  cash, beginning of year                               434,434       9,076,481
                                                   ------------     -----------
Cash, cash equivalents and restricted
  cash (current portion) end of year               $  3,824,249     $   434,434
                                                   ============     ===========
Supplemental disclosure of cash flow
  information:
   Cash paid for:
     Interest                                      $  4,418,545     $ 5,141,792

Supplemental disclosures of non-cash
  investing and financing activities:
     Timberlands received for preferred
       member interest                             $ 16,289,269
     Interest rate cap agreement acquired
       for debt                                    $  2,269,500

See notes to financial statements.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

1.    Summary of Significant Accounting Policies:

      Line of Business:

      U.S. Timberlands Yakima, LLC (the "Company") was formed in 1999 to acquire approximately 56,000 acres of timberland in Central Washington and approximately 54,000 acres of timberland in Central Oregon (see Note 2). The primary business activity of the Company is the growing of trees and the sale of logs and standing timber to third party wood processors located primarily in Central Washington and Central Oregon.

      U.S. Timberlands Services Company, LLC (the "Manager"), an entity under common control with U.S. Timberlands Holding Group, LLC which controls the common membership interest in the Company, managed the businesses of the Company prior to September 14, 2001. Thereafter, management of the Company was taken over by a wholly-owned subsidiary of the Manager. All management decisions related to the Company are made by the Manager or its subsidiary.

      Use of Estimates:

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition:

      Revenues from delivered log sales are recognized upon delivery to the customer. Revenues from timber deeds and timberland sales are generally recognized upon closing. Revenue from timber sold under stumpage contracts (i.e., where the customer arranges the harvest and delivery of the logs but without being granted a deed) are recognized at the time the timber is harvested.

      Concentration of Credit Risk:

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Substantially all of the Company's accounts receivable are derived from sales to third party wood processors. The Company's two largest customers accounted for 41% and 80% of the Company's aggregate net revenues from log, timber deed and stumpage sales for the year ended December 31, 2001 and 2000, respectively. The loss of these customers could have a material, negative impact on the Company's results of operations. Management does not, however, expect these relationships to be discontinued. Credit risk on accounts receivable is mitigated by control procedures to monitor the credit worthiness of customers.

      Cash, Cash Equivalents and Restricted Cash:

      Cash and cash equivalents consists primarily of demand deposits and money market accounts.

      On September 14, 2001 the Company refinanced its existing bank debt with the Bank of Montreal under an agreement with a new lender (see Note 5) which calls for a series of Cash or Letter of Credit Reserve Accounts. At December 31, 2001, the obligations under these Reserve Accounts were met with restricted cash totaling $8,627,084, of which $1,817,902 was available to meet the Company's short term obligations and $6,809,182 is expected to remain restricted pending satisfaction of long-term obligations.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

1.    Summary of Significant Accounting Policies: Continued

      Timber and Timberlands:

      Timber and timberlands are stated at cost less depletion and amortization for timber previously harvested. Depletion expense (including amortization of logging roads) from the Company's sales of logs and timber is based on the relation of sales volume to the estimated net merchantable inventory volume on the timberlands. The Company estimates net merchantable timber inventory using statistical information and data obtained from physical measurements, site maps, photo-types and other information gathering techniques. These estimates are updated periodically and may result in adjustments of timber volumes and depletion rates, which are recognized prospectively. Changes in these estimates have no effect on the Company's cash flow.

      Equipment:

      Equipment is stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. When assets are sold, retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. The cost of equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over 3 to 5 years.

      Deferred Financing Costs:

      At December 31, 2000 deferred financing costs consist of fees and other costs incurred in connection with obtaining the bank credit facility then in effect described in Note 5.

      At December 31, 2001, deferred financing costs consist of fees and other costs incurred in connection with the refinancing of the bank credit facility (see Note 5). The Company amortizes the deferred financing costs over the term of the related debt.

      Income Taxes:

      The Company is a limited liability company. Accordingly, the Company is not liable for federal or state income taxes since the Company's income or loss is reported on the separate tax returns of the members. Accordingly, no provision for current or deferred income taxes has been reflected in the accompanying financial statements.

      New Accounting Standards:

      The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001. SFAS 133 requires the Company to recognize all derivatives in the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company recognized a loss of $151,742 as of January 1, 2001 from the cumulative effect of adoption of SFAS 133 to reduce the carrying value of an interest rate cap agreement to its fair value of $6,758.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

2.    Certain Timberland Transactions:

      Yakima Timberlands:

      On October 4, 1999, the Company acquired approximately 56,000 acres of timber and timberlands and approximately 700 acres of timber cutting rights from Boise Cascade Corporation for approximately $55.1 million (the "Yakima Timberlands"). Substantially all of the purchase price was allocated to timber, timberlands and logging roads. The acquisition was financed through a credit facility obtained by the Company (see Note 5).

      Acquisitions for Preferred Interests:

      On October 4, 1999, the Company issued a redeemable preferred member interest (see Note 6) to an affiliate, U.S. Timberlands Klamath Falls, LLC ("USTK") for USTK's contribution of approximately 54,000 acres of timberland located in Central Oregon (the "Antelope Timberlands"). The Company recorded the acquisition of timberlands (and the related preferred interest) at USTK's basis for the timberlands of $18,850,000. This contribution had an agreed upon value of $22 million.

      On February 26, 2001, the Company issued a redeemable preferred member interest (see Note 6) to USTK for USTK's contribution of approximately 80,640,000 board feet of timber located in Central Oregon. The Company recorded the acquisition of timber (and the related preferred interest) at USTK's basis for the timberlands of $10,886,400. This contribution had an agreed upon value of $12 million and was added to USTK's preferred interest in the Company.

      On June 30, 2001 the Company issued a redeemable preferred member interest (see Note 6) to USTK for USTK's contribution of approximately 30,585,000 board feet of timber located in Central Oregon. The Company recorded the acquisition of timber (and the related preferred interest) at USTK's basis for the timberlands of $5,402,869. This contribution had an agreed upon value of $6.5 million and was added to USTK's preferred interest in the Company.

      Timber Deed Purchases from and Sales to Affiliate:

      On December 29, 2000, the Company purchased approximately 8,000 acres of timberland located in Central Oregon (Yainax Timberlands) from its affiliate, USTK, for $2,900,000. Substantially all of the purchase price was allocated to timber, timberlands and logging roads.

      During 2001, the Company purchased 125.4 million board feet of timber located in central Oregon from USTK for $19,000,000. All of the purchase price was allocated to timber. The timber deeds expire in August and October 2004.

      During June 2000, the Company sold timber cutting rights for approximately
      4.2 million board feet to USTK for $1,300,000. Those cutting rights expire in June 2003.

      During March 2001, the Company sold timber cutting rights for approximately 17.2 million board feet to USTK for $4,500,000. These cutting rights expire in March 2004.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

3.    Timber and Timberlands:

      Timber and timberlands consisted of the following at December 31:

                                                        2001            2000
                                                    ------------     -----------
        Timber and logging roads                    $ 92,103,294     $57,734,184
        Timberlands                                   23,423,545      19,222,326
        Water rights                                     119,000         119,000
                                                    ------------     -----------

                                                     115,645,839      77,075,510
        Less accumulated depletion and road
          amortization                                11,681,468       6,652,524
                                                    ------------     -----------

                                                    $103,964,371     $70,422,986
                                                    ============     ===========

4.    Equipment:

      Equipment consisted of the following at December 31:

                                                        2001            2000
                                                       -------         -------
        Equipment                                      $87,943         $85,348
        Less accumulated depreciation                   35,243          18,198
                                                       -------         -------
                                                       $52,700         $67,150
                                                       =======         =======

5.    Long-Term Debt - Credit Facility:

      At December 31, 2000, the Company had a bank credit facility with the Bank of Montreal (the "Bank"), consisting of a revolving bank line of credit ("Line of Credit") and a term credit facility ("Term Note"), collectively referred to hereafter as the "Credit Facility". The Credit Facility was obtained in 1999 by the Company to facilitate the acquisition of the Yakima Timberlands (see Note 2). The Line of Credit provided for borrowings of up to $2.0 million and the Term Note was for $58.0 million. The Credit Facility was collateralized by all of the Company's assets.

      The Credit Facility agreement provided for floating rate interest at either (a) the LIBOR plus applicable margin; or (b) the Bank's prime rate plus applicable margin. At December 31, 2000, the effective rates under the LIBOR option and the Bank's prime rate option were 10.28% and 11.50%, respectively.

      Under the terms of the Credit Facility, the borrowing base was based upon eligible receivables and merchantable timber. The term of the Credit Facility was through September 30, 2002.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

6.    Long-Term Debt - Credit Facility: Continued

      The Credit Facility contained certain restrictive covenants, including limits on the ability of the Company to make capital expenditures, make-cash distributions (including the preferred interest guaranteed return), incur liens, incur additional indebtedness, make loans and investments, sell property and pay management fees. In addition, the Credit Facility contained certain financial ratio covenants.

      As of December 31, 2000, the Company had outstanding borrowings of $52,807,000 under the Term Note, of which approximately $10,000,000 was expected to become payable in 2001.

      On September 14, 2001 the Company repaid the bank credit facility with the Bank of Montreal, and closed on a replacement term credit facility with BNY Midwest Trust Company as Trustee and MBIA Insurance Corporation as Insurer (the "Refinancing"). The Refinancing provides for borrowings of up to $95.0 million for a term of 12 years. The Refinancing is collateralized by all of the Company's assets. The Refinancing indenture provides for floating rate note interest at the applicable commercial paper funding cost of the Company plus applicable margin (0.60% at December 31, 2001). At December 31, 2001, the effective rate was 2.92%. At December 31, 2001, $86,500,000 was outstanding in borrowings under the Refinancing.

      Under the terms of the Refinancing, the borrowing base is equal to 75% of the sum of eligible receivables and total timber and timberland value as determined by the Company and reviewed by an approved independent consultant on a quarterly basis. The borrowing base recalculation triggers a pay down of all borrowings under the Refinancing in excess of the borrowing base. The Refinancing requires payment of interest only through September 14, 2004, and then requires amortization in equal monthly principal reductions for the next 108 months. Under certain circumstances, the commencement of the amortization period may be extended for one year.

      The Refinancing contains certain restrictive covenants, including limits on the ability of the Company to make capital expenditures, make cash distributions (including the preferred interest guaranteed return), incur liens, incur additional indebtedness and to make loans and investments. In addition, the Refinancing contains certain financial ratio covenants. The Company was in compliance with these covenants at December 31, 2001.

      The Refinancing also requires the establishment and maintenance of a series of restricted cash accounts in the name of the trustee under the indenture agreement, into which substantially all of the Company's cash collections are required to be deposited. A portion of these funds is then released to the Company to pay debt service and operating expenses as provided for in the indenture agreement, and a portion is allocated to the various long-term restricted cash accounts required by the indenture agreement. The Company estimates that $6,764,000 is required to be added to long-term restricted cash during 2002 pursuant to the indenture provisions.

      Other long-term debt consists of amounts payable to a financial institution for the purchase in September 2001 of an interest rate cap agreement (see Note 8). Payments are due monthly starting in October 2001 at the rate of $30,400 per month for 36 months, and thereafter at varying monthly amounts through September 2013. Each payment includes interest imputed at an effective rate of 4.7% per annum.

      The aggregate amount of payments due under this agreement at December 31, 2001 before the discount for imputed interest of $440,656 was $2,644,800.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

5.    Long-Term Debt - Credit Facility: Continued

      Maturities of Long-Term Debt:

      At December 31, 2001, payments of long-term debt are due as follows:

        2002                                                         $   269,000
        2003                                                             281,692
        2004                                                           2,696,024
        2005                                                           9,887,493
        2006                                                           9,859,456
        Thereafter                                                    65,710,479

        88,704,144
        Less current maturities                                          269,000

                                                                     $88,435,144
                                                                     ===========

6.    Members' Interests and Redeemable Preferred Interest:

      Common Interests:

      Concurrent with the acquisition of the Yakima Timberlands (see Note 2), U.S. Timberlands Holding Group, LLC and U.S. Timberlands Company, LP contributed $306,000 and $294,000, respectively, for common member interests of 51% and 49%, respectively, (the "Common Interests") in the Company.

      As a result of the refinancing transaction entered into by the Company in September 2001, the Common Interests in the Company are now held through a holding company, U.S. Timberlands Yakima Holdings II, LLC.

      Preferred Interest:

      Concurrent with the acquisition of the Yakima Timberlands, USTK contributed the Antelope Timberlands having an agreed upon value of $22.0 million for all senior preferred interests ("Preferred Interest") in the Company. At December 31, 2001, as a result of contributions of timber cutting rights and additional timberlands during 2001 by USTK to the Company, the agreed upon value of the Preferred Interest aggregated $40.5 million (see Note 2). Terms of the Preferred Interest include a cumulative annual guaranteed return of 5% of the agreed upon value through December 31, 2001 and 6% thereafter. The Preferred Interest is redeemable in whole or in part at the Company's option while its long-term debt is outstanding and for one year and one day thereafter, and at the preferred member's option thereafter for a redemption price equal to the agreed upon value of the Preferred Interest, either in cash or by returning the contributed timberlands, plus any portion of the guaranteed return not yet paid by the Company prior to the redemption date. As of December 31, 2001, the unpaid cumulative guaranteed return amounted to $2,543,750. The guaranteed return for 2001 has not been recorded by the Company due to the absence of allocable net income for such year. No payments of the return have been made.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

6.    Members' Interests and Redeemable Preferred Interest: Continued

      Allocation of Income (Loss):

      As provided by the Company's operating agreement, income attributable to the Common Interests is generally allocated according to their percentage of the outstanding Common Interests. However, net losses exceeding the account balances of the Common Interests are allocated to the Preferred Interest. Losses, if any, allocated to the Preferred Interest are recaptured prior to any income being allocated to the Common Interests. At December 31, 1999, $607,429 in losses had been absorbed by the Preferred Interest. These losses were fully recovered by the Preferred Interest during 2000. Losses absorbed by the Preferred Interest during 2001 totaled $4,564,751.

7.    Fair Value of Financial Instruments:

      The fair value of the Company's financial instruments is presented below. The estimates require subjective judgments and are approximate. Changes in methodologies and assumptions could significantly affect estimates.

      Short-term financial instruments:

      The fair value of short-term financial instruments, including cash and cash equivalents, trade and other receivables, trade accounts payable and certain accrued liabilities, approximate their carrying amounts in the financial statements due to the short maturities of such items.

      Long-term debt:

      The estimated fair value approximates the carrying value of $86,500,000 and $52,807,000 at December 31, 2001 and 2000, respectively, given the nature of the debt and because it is tied to major interest rate indexes.

      Interest rate Cap agreements:

      These agreements are carried at fair value which was determined based on quotations from the issuing financial institutions.

8.    Interest Rate Cap Agreements:

      In September 2001, the Company entered into an interest rate cap agreement, which expires in September 2013, and which will provide the Company with interest rate protection should the interest rate payable on its long-term debt incurred in 2001 (see Note 5) exceed 8% per annum. The agreement was purchased for $2,269,500, payable in varying monthly amounts through September 2013. The agreement is carried at fair value at the end of each financial reporting period, and changes in its value are recorded currently in income. Should interest rates on the Company's long term debt exceed 8% per annum, the cap agreement will become effective as a cash flow hedge and periodic changes in its value related to remaining future interest payments will be recorded in other comprehensive income.

      The Company had entered into an earlier interest rate cap agreement during 2000 which expired during 2001.

      Interest expense includes $303,758 (2001) and $75,500 (2000) related to the interest rate caps.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

9.    Commitments and Contingencies:

      Lease Agreement:

      The Company leases office facilities -under a non-cancelable operating lease expiring in October 2004. Other office facilities are leased from a related party under a non-cancelable lease expiring in 2024. Rent expense was $26,712 and $17,370 for the years ended December 31, 2001 and 2000, respectively. Future minimum payments required under the lease agreements are:

      Year ending December 31:

        2002                                                          $ 30,500
        2003                                                            30,500
        2004                                                            27,500
        2005                                                            12,000
        2006                                                            12,000
        Thereafter                                                     273,500
                                                                      --------

        Total minimum lease commitments                               $386,000
                                                                      ========

      Log Supply Agreement:

      Concurrently with the acquisition of the Yakima Timberlands, the Company entered into a log supply agreement (the "Agreement") with Boise Cascade Corporation ("Boise") to supply a volume of approximately 11 million board feet ("MMBF"), 25 MMBF, 25 MMBF, 9 MMBF, and 9MMBF in 1999, 2000, 2001, 2002, and 2003, respectively, of merchantable timber to Boise at market prices. The term of the Agreement is through November 2003 and may be renewed by mutual agreement of the parties for successive five year periods. Boise shall have the right to terminate the Agreement upon permanent closure of its Yakima, Washington sawmill or upon permanent closure of its Yakima, Washington plywood plant.

      Litigation:

      The Company is involved in legal proceedings and claims arising in the normal course of business. In the opinion of management, the outcome of such legal proceedings and claims will not have a material adverse effect on the Company's results of operations and financial position.

10.   Related Party Transactions:

      Prior to September 14, 2001, the Manager received reimbursement for reasonable and necessary direct and indirect expenses related to managing the Company in addition to a fee (the "Manager's Fee") of 2% of the Company's EBITDDA (as defined in the Company's operating agreement). Under agreements then in effect, there was an annual cap of $750,000 on the total payments to the Manager including the Manager's Fee. On September 14, 2001 management of the Company was taken over by US Timberlands Yakima Services, LLC ("Yakima Services"), a wholly owned subsidiary of the Manager, which is paid a flat fee for management services equal to 2% of the agreed upon total timber and timberland asset valuation annually. Management fee expense charged to operations for the years ended December 31, 2001 and 2000 amounted to $1,137,155, including $298,477 applicable to the year 2000 which had previously been waived, and $0, respectively. Reimbursed expenses totaled $866,107 in 2001 and $530,881 in 2000.

U.S. Timberlands Yakima, LLC
Notes to Financial Statements
December 31, 2001 and 2000

10.   Related Party Transactions: Continued

      During 1999, concurrently with and in order to facilitate the Company's acquisition of the Yakima Timberlands, an entity controlled by John M. Rudey (the controlling member of both the Manager and U.S. Timberlands Holding Group, LLC) agreed to acquire in the future a portion of the property and any related liabilities that the Company was unwilling to acquire, the sale of which was a condition of the seller to the Yakima Timberlands acquisition. Such entity was paid $2.7 million by the seller for its agreement to acquire such property and related liabilities.

      In July 2000, the Company entered into a Road Upgrade Agreement with U.S. Timberlands Holding Group, LLC, which controls the common membership interest in the Company, whereby U.S. Timberlands Holding Group, LLC is responsible for paying the costs of all road construction, reconstruction, improvements, upgrades, new or repaired bridges, culverts, fords and other stream-crossing structures on the Yakima Timberlands. U.S. Timberlands Holding Group, LLC charges a quarterly fee to the Company for use of the roads that have been built or upgraded per the agreement. During 2000, U.S. Timberlands Holding Group, LLC reimbursed the Company for approximately $1.0 million in road upgrade expenditures and the Company was charged $48,466 for road use fees for 2000 under the agreement. As of December 31, 2000 the Company had a payable due to U.S. Timberlands Holding Group, LLC for the $48,466 in road use fees. There were no road use fees for 2001. In September 2001, the Company purchased road improvements from U.S. Timberlands Holding Group, LLC for $1,750,000.

      As of December 31, 2000 the Company had a receivable of $1,009,516 from its affiliate USTK for a deposit that was made for the Company into USTK's bank account. In addition, the Company had a receivable of $100,000 from USTK at December 31, 2000 for the excess of the purchase price paid for the Yainax Timberlands over appraised value as per the purchase agreement with USTK.

      See Note 2 for timber deed purchases from, and sales to, and other Timberlands transactions with USTK.

11.   Subsequent Event:

      On June 21, 2002, the Company was notified that it was named in a lawsuit filed in State Court in Oregon as a codefendant, together with certain affiliated entities, seeking approximately $12.0 million in damages for injuries sustained by the minor child of an employee of an affiliate while riding on equipment owned by, and operated by, an employee of the defendants. At the time, liability insurance was in place; however, the insurance underwriter has since gone bankrupt and coverage is limited and is being administered by the Oregon Guarantee Insurance Association. Management and its counsel are reviewing the facts of the injury claims and are presently unable to assess its effect on the Company.

      b. Set forth below are unaudited condensed balance sheets of Yakima as of September 30, 2002 and December 31, 2000 and unaudited condensed statements of operations and condensed statements of cash flows for the nine months ended September 30, 2002 and 2001.

                          U.S. TIMBERLANDS YAKIMA, LLC
                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                    September 30,   December 31,
                                                         2002           2001
                                                    -------------   ------------
                                                    (Unaudited)          *
ASSETS
Current assets:
     Cash and cash equivalents                         $  1,719        $  3,824
     Accounts receivable, net                             1,193           1,728
     Other receivables                                      110             114
     Notes receivable                                        47              --
     Prepaid expenses and other current assets               --             113
                                                       --------        --------

          Total current assets                            3,069           5,779

     Timber and timberlands, net                        100,087         103,964
     Restricted cash                                     12,977           6,809
     Deposits                                                52              --
     Interest rate cap                                    1,314           1,973
     Property, plant and equipment, net                      50              53
     Notes receivable, less current portion                  --              --
     Deferred financing fees, net                         4,130           3,759
                                                       --------        --------

          Total assets                                 $121,678        $122,337
                                                       ========        ========

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
     Accounts payable                                     1,296             995
     Accrued liabilities                                    439             619
     Current portion of long-term debt                      279             269
     Affiliate balance (LOC)                                 --              --
     Deferred revenue                                        --              --
                                                       --------        --------

          Total current liabilities                       2,014           1,883
                                                       --------        --------

     Interest rate cap                                    1,725           1,935
     Long-term debt                                      94,400          86,500
                                                       --------        --------

     Preferred interest                                  23,539          32,019
                                                       --------        --------

US Timberlands Company, LP                                   --              --
US Timberlands Holdings Management                           --              --
Current year's net income/(loss)                             --              --
                                                       --------        --------

      Total liabilities and partners' capital          $121,678        $122,337
                                                       ========        ========

*Derived from audited Consolidated Balance Sheet as of December 31, 2001

See accompanying notes to the consolidated financial statements

                          U.S. TIMBERLANDS YAKIMA, LLC
                       CONDENSED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                 Nine Months Ended September 30,
                                                 -------------------------------
                                                   2002                   2001
                                                 --------               --------
Revenues                                          $22,637               $ 6,853
Cost of timber harvested                           (9,427)               (1,496)
Cost of timber and property sales                  (3,335)                   --
Depletion, depreciation and road amortization     (10,247)               (2,126)
Fire loss                                            (827)                   --
                                                  -------               -------
       Gross profit (loss)                         (1,198)                3,231
                                                  -------               -------

Selling, general and administrative                (3,090)               (1,602)
Equity in net income (loss) of affiliate               --                    --
                                                  -------               -------
       Operating income (loss)                     (4,288)                1,629
                                                  -------               -------
Interest expense and commitment fees               (2,042)               (3,244)
MBIA insurance                                     (1,255)                  (60)
Business and occupation tax                          (108)                   --
Interest rate cap                                    (480)                   --
Interest income                                       113                    17
Amortization of deferred financing fees              (280)                 (715)
Other income (expense), net                            37                   (68)
                                                  -------               -------
       Net loss                                   $(8,480)              $(2,458)
                                                  =======               =======

                          U.S. TIMBERLANDS YAKIMA, LLC
                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                 Nine Months Ended September 30,
                                                 -------------------------------
                                                     2002               2001
                                                    -------           --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash (used in) provided by
  operating activities                              $ 3,388           $   (734)
                                                    -------           --------
CASH FLOWS FROM INVESTING ACTIVITIES:
       Timber, timberlands and
         road additions                              (6,350)           (14,357)
       Purchase of property, plant
         and equipment - net                            (13)                --
                                                    -------           --------
Net cash used in investing activities                (6,363)           (14,357)
                                                    -------           --------
CASH FLOWS FROM FINANCING ACTIVITIES:
       Interest rate cap                               (210)                --
       New borrowings                                 7,900             75,000
       Principal payments                                              (52,807)
       Deferred financing fees                         (652)            (3,642)
       Restricted cash, noncurrent portion           (6,168)            (1,875)
                                                    -------           --------
Net cash used in financing activities                   870             16,676
                                                    -------           --------
Decrease in cash and cash equivalents                (2,105)             1,585
Cash and cash equivalents - beginning
  of period                                           3,824                434
                                                    -------           --------
Cash and cash equivalents - end of period           $ 1,719           $  2,019
                                                    =======           ========
Supplemental disclosure of cash
  flow information:
       Cash paid for interest                       $ 2,156           $  3,465

Noncash activities:
       Receipt of timber cutting
         rights and timberlands from affiliate                        $ 16,289

ITEM 12 is hereby supplemented by adding the following exhibits:

Exhibit No.                  Description
-----------                  -----------
99(a)(11)                    Amendment and Supplement to Offer to Purchase
                             (preliminary version).

99(c)(2) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated October 10, 2002.

99(c)(3) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated April 16, 2002.

99(c)(4) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated January 25, 2002.

99(c)(5) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated November 30, 2001.

99(c)(6) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated November 20, 2001.

99(c)(7) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated August 2, 2001.

99(d)(2) Letter from Holdings and the Buyer to the Company, dated January 6, 2002.

--------------------------------------------------------------------------------

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2003

                                        U.S. TIMBERLANDS
                                        ACQUISITION CO., LLC

                                        By:  /s/ John M. Rudey
                                           ------------------------------------
                                        Name:  John M. Rudey
                                        Title: President

                                        U.S. TIMBERLANDS HOLDINGS GROUP, LLC

                                        By: /s/ John M. Rudey
                                           ------------------------------------
                                        Name:  John M. Rudey
                                        Title: President

                                        /s/ John M. Rudey
                                        ---------------------------------------
                                        JOHN M. RUDEY

                                  EXHIBIT INDEX

Exhibit No.                  Description
-----------                  -----------
99(a)(11)                    Amendment and Supplement to Offer to Purchase
                             (preliminary version).

99(c)(2) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated October 10, 2002.

99(c)(3) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated April 16, 2002.

99(c)(4) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated January 25, 2002.

99(c)(5) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated November 30, 2001.

99(c)(6) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated November 20, 2001.

99(c)(7) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated August 2, 2001.

99(d)(2) Letter from Holdings and the Buyer to the Company, dated January 6, 2002.

--------------------------------------------------------------------------------